SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)

Information Statement Pursuant to Rules 13d-1 and 13d-2

Under the Securities Exchange Act of 1934

(Amendment No. )*

Center Coast MLP & Infrastructure Fund

(Name of Issuer)

Preferred Shares

(Title of Class of Securities)

N/A

(CUSIP Number)

September 22, 2016

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[x] Rule 13d-1(b)

[ ] Rule 13d-1(c)

[ ] Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. N/A

(1)	Names of reporting persons.

Life Insurance Company of the Southwest

(2)	Check the appropriate box if a member of a group

(a)

(b)

(3)	SEC Use Only

(4)	Citizenship or place of organization:

Texas

Number of shares beneficially owned by each reporting person with:
	5. Sole voting power	360

	6. Shared voting power	0

	7. Sole dispositive power	360

	8. Shared dispositive power	None

(9)	Aggregate amount beneficially owned by each reporting person:

360

(10)	Check if the aggregate amount in Row (9) excludes certain shares (see instructions)

(11)	Percent of class represented by amount in Row 9

18%

(12)	Type of reporting person (see instructions):

IA

Item 1.

Item 1(a) Name of issuer: Center Coast MLP & Infrastructure Fund

Item 1(b) Address of issuer's principal executive offices:

1600 Smith

Suite 3800

Houston, TX 77002

Item 2.

2(a) Name of person filing: Life Insurance Company of the Southwest

2(b) Address or principal business office or, if none, residence:

One National Life Drive,

Montpelier VT

05604

2(c) Citizenship: Texas

2(d) Title of class of securities: Preferred Shares

2(e) CUSIP No.: N/A

Item 3.

If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

a.	[ ] Broker or dealer registered under Section 15 of the Act.

b.	[ ] Bank as defined in Section 3(a)(6) of the Act.

c.	[X] Insurance company as defined in Section 3(a)(19) of the Act.

d.	[ ] Investment company registered under Section 8 of the Investment Company Act of 1940.

e.	[ ] An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

f.	[ ] An employee benefit plan or endowment fund in accordance with Rule 13d- 1(b)(1)(ii)(F);

g.	[ ] A parent holding company or control person in accordance with Rule 13d- 1(b)(1)(ii)(G);

h.	[ ] A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

i.	[ ] A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940;

j.	[ ] Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

Item 4. Ownership

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

a.	Amount beneficially owned:

See the response(s) to Item 9 on the attached cover page(s).

b.	Percent of class

See the response(s)to Item 11 on the attached cover page(s).

c.	Number of shares as to which such person has:

(i). Sole power to vote or to direct the vote:

See the response(s) to Item 5 on the attached cover page(s).

(ii). Shared power to vote or to direct the vote:

See the response(s) to Item 6 on the attached cover page(s).

(iii). Sole power to dispose or to direct the disposition of:

See the response(s) to Item 7 on the attached cover page(s).

(iv). Shared power to dispose or to direct the disposition of:

See the response(s) to Item 8 on the attached cover page(s).

Item 5.

Ownership of 5 Percent or Less of a Class.

Not Applicable

Item 6.

Ownership of More than 5 Percent on Behalf of Another Person

Not Applicable.

Item 7.

Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not Applicable.

Item 8.

Identification and Classification of Members of the Group

Not Applicable.

Item 9.

Notice of Dissolution of Group

Not Applicable.

Item 10. Certifications

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Signature.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: October 7, 2016

Signature: /s/ Kerry A. Jung

Kerry A. Jung, Assistant General Counsel & Secretary

Name/Title